PFAX201

Exemption File No. 82-35011



10015002



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Dec-2009
Time	08:23:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

SUPPL

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.



Barclays Bank PLC
42/F Citibank Tower
3 Garden Road Central
Hong Kong SAR

Tel +852 2903 2000
Fax +852 2903 3999

04 December 2009

The Manager
Company Announcements Office
ASX Limited

The Company Secretary
Emeco Holdings Limited
Email: corporate@emecogroup.com
michael.kirkpatrick@emecogroup.com

Dear Sir/Madam

Emeco Holdings Limited (EHL)
Notice of ceasing to be a substantial holder

Please find attached, "ASIC Form 605 Notice of ceasing to be a substantial holder", pursuant to Section 671B(1) of the *Corporations Act 2001* (Cth) in respect of the above-named company.

Please contact Ms Divium Pather on (+852) 2903 4099, should you have any questions in regard to this disclosure.

Yours faithfully,

Divium Pather
Large Holdings Advisory APAC
Direct Phone : +852 2903 4099
Email : Divium.Pather @barcap.com

Form 605
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	**EMECO HOLDINGS LIMITED ("EHL")**
ACN/ARSN	**112 188 815**

1. Details of substantial holder

Name	**Barclays PLC** lodged by Barclays Capital (on behalf of Barclays PLC and its related bodies corporate)
ABN	**86 062 449 585** (Barclays Capital)

The holder ceased to be a substantial holder on	2 December 2009
The previous notice was given to the company on	23 April 2009
The previous notice was dated	23 April 2009

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
21/04/2009 to 02/12/2009	Barclays PLC and its related bodies corporate *see Section 1 of Annexure A*	Reduction in voting power	Average Price $0.6555	Ordinary (5,307,755)	(0.84%)
02/12/2009	Barclays PLC and its related bodies corporate *see Section 2 of Annexure A*	Sale of Barclays Global Investors *see section 3 of Annexure A*	Not applicable	Ordinary (40,446,172)	(6.41%)

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Section 3 of Annexure A

Signature



Christopher Cheong Hoi Chan
Director, Compliance
Barclays Capital

Date
4 December 2009

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays PLC	1 Churchill Place, London E14 5HP, England
Barclays Bank PLC	1 Churchill Place, London E14 5HP, England
Barclays Capital	Level 42, Grosvenor Place, 225 George Street, Sydney, NSW 2000, Australia
Barclays Capital Securities Ltd	1 Churchill Place, London E14 5HP, England
Barclays Global Fund Advisors	45 Fremont Street, San Francisco, CA 94105, USA
Barclays Global Investors Australia Ltd	Level 43, Grosvenor Place, 225 George Street, Sydney, NSW 2000, Australia
Barclays Global Investors Ltd	33 King William Street, London EC4R 9AS
Barclays Global Investors NA	400 Howard Street, San Francisco, CA 94105 - 2618, USA

Signature



Christopher Cheong Hoi Chan
Director, Compliance
Barclays Capital

Date
4 December 2009

Annexure A

Section 1

Relevant interest in EMECO HOLDINGS LIMITED ("EHL") held by Barclays PLC ("Barclays") and its related bodies corporate.

The list of Barclays entities with changes to their relevant interest are as follows:

Barclays PLC
Barclays Bank PLC
Barclays Capital Securities Ltd
Barclays Global Fund Advisors
Barclays Global Investors Australia Ltd
Barclays Global Investors Ltd
Barclays Global Investors NA

Section 2

Relevant interest in EMECO HOLDINGS LIMITED ("EHL") held by Barclays PLC ("Barclays") and its related bodies corporate.

The list of Barclays entities who are ceasing to hold the relevant interest described in the response to question 2 of the Form 605 to which this annexure is attached, are as follows:

Barclays PLC
Barclays Bank PLC
Barclays Capital Securities Ltd

This is Annexure A of 2 pages referred to in Form 605 – Notice of ceasing to be a substantial holder

Signature



Christopher Cheong Hoi Chan Director, Compliance Barclays Capital	Date 4 December 2009

Annexure A

Section 3

Sale of Barclays Global Investors ("BGI")

On 2 December 2009 (Australian Eastern Standard Time), Barclays sold the BGI business, including Barclays Global Fund Advisors, Barclays Global Investors Australia Ltd, Barclays Global Investors Ltd and Barclays Global Investors NA to BlackRock, Inc. Accordingly Barclays PLC and the other entities listed in Section 2 of Annexure A have ceased to have a relevant interest in the securities of Emeco Holdings Limited.

As a result of the Sale, Barclays Global Fund Advisors, Barclays Global Investors Australia Ltd, Barclays Global Investors Ltd and Barclays Global Investors NA are no longer related bodies corporate, and hence associates, of Barclays PLC.

This is Annexure A of 2 pages referred to in Form 605 – Notice of ceasing to be a substantial holder

Signature



Christopher Cheong Hoi Chan
Director, Compliance
Barclays Capital

Date
4 December 2009

PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Dec-2009
Time	16:53:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 604

Exemption File No. 82-35011

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Emeco Holdings Limited

ACN/ARSN 112 188 815

1. Details of substantial holder(1)

Name Maple-Brown Abbott Limited

ACN/ARSN (if applicable) 001 208 564

There was a change in the interests of the substantial holder on 03 /12 / 09

The previous notice was given to the company on 12 /11/ 09

The previous notice was dated 10 /11/ 09

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	38,733,341	6.14%	32,437,624	5.14%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/12/09	Refer Annexure A	Sales	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C--------------	---------	-------------

Exemption File No. 82-35011

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here date 07/ 12 /09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom`e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Emeco Holdings
Registered Shareholdings as at 10 November 2009

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	37,583,341
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,150,000
		38,733,341

Annexure B

Emeco Holdings

Net Trades between 11 November 2009 and 3 December 2009

Date	Quantity	Consideration
11-Nov-2009	(1,111,111)	(951,265.60)
13-Nov-2009	(100,000)	(84,746.30)
16-Nov-2009	(887,574)	(757,054.39)
17-Nov-2009	(882,353)	(766,504.01)
18-Nov-2009	(694,444)	(618,779.38)
19-Nov-2009	(300,000)	(259,773.65)
23-Nov-2009	(301,341)	(255,886.23)
24-Nov-2009	(7,000)	(5,933.64)
25-Nov-2009	(595,238)	(498,862.36)
26-Nov-2009	(856,868)	(726,591.22)
27-Nov-2009	(159,788)	(130,713.64)
03-Dec-2009	(400,000)	(327,097.99)
	(6,295,717)	(5,383,208.41)

Annexure C

Emeco Holdings
Registered Shareholdings as at 3 December 2009

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	31,410,624
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,027,000
		32,437,624